Exhibit 99.5

NEWS RELEASE
8 November 2007

Wolseley plc
Acquisitions Update
£84 million spent on five acquisitions

Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today five bolt-on acquisitions for an aggregate consideration of £84 million. In a full year, these bolt-on acquisitions are expected to add approximately £109 million to total revenue. Goodwill and intangible assets related to these acquisitions is estimated to be around £50 million.

Details of the latest acquisitions are as follows:

North America

On 1 October 2007, Stock Building Supply (“Stock”) acquired Architectural Building Supply Company (“ABS”) from members of the Tolboe and Krajeski families. ABS is a fabricator, distributor and installer of commercial doors, commercial hardware and access control devices for commercial and institutional projects operating from one facility in Utah and two in Idaho. In the year ended 31 December 2006, ABS had revenue of $36.0 million (£17.3 million) and gross assets of $9.0 million (£4.3 million) at that date.

On 29 October 2007, Stock acquired certain assets of Jacobi Hardware Co., Inc. (“Jacobi”) from Walter G. Craven, Anne Craven, Walter B. Craven and Mary Ann Moldenhauer. Jacobi is a fabricator, distributor and installer of commercial doors, commercial hardware and access control devices for commercial and institutional projects, based in Wilmington, North Carolina. In the year ended 31 December 2006, Jacobi had revenue of $3.3 million (£1.6 million) and gross assets of $0.4 million (£0.2 million) at that date.

These two acquisitions are in line with Stock’s strategy of increasing its presence in the Commercial and Industrial market.

On 5 November 2007, Stock acquired the assets of KBC Construction, LLC (“KBC”) from Keith Cheshire and George Cline. KBC is a turn-key framer and wall panel manufacturer located in Albuquerque, New Mexico. In the year ended 31 December 2006, KBC had revenue of $16.6 million (£8.0 million) and gross assets of $2.9 million (£1.4 million) at that date. This acquisition compliments Stock’s existing businesses in the Albuquerque area, enabling it to provide a complete range of added value services to its customers.

On 5 November 2007, Ferguson acquired the inventory of J.D's Wholesale Plumbing & Supply (“J.D’s”) from Linda F. DiMuccio. J.D’s is plumbing distributor operating from a single location in Pagosa Springs, south west Colorado. In the year ended 31 December 2006, J.D’s had revenue of $0.7 million (£0.4 million) and gross assets of $0.5 million (£0.3 million) at that date.

Europe

On 6 August 2007 Wolseley France announced that it had signed an agreement, conditional upon obtaining French competition clearance, to acquire Sofiparts SAS. The offer has been approved by the French competition authority and completion subsequently took place on 2 November 2007. Sofiparts designs, engineers and assembles roof trusses operating from nineteen production sites across France. In the year ended 31 December 2006, Sofiparts had revenue of €121.4 million (£81.5 million) and gross assets of €36.6 million (£24.5 million) at that date. The acquisition of Sofiparts is in line with Wolseley France’s strategy to move into the truss assembly market and further increase its presence in the new residential sector.

The divisional split of the total acquisition spend to date for the year ending 31 July 2008 is:

Division	No. of Acquisitions	Spend £ Million
Europe	3	79
North America	7	91
TOTAL ACQUISITION SPEND	10	170

Chip Hornsby, Group Chief Executive of Wolseley said:

“I am pleased to announce these acquisitions. They are excellent businesses that broaden our product and geographic coverage and support our strategy of growing the business through acquisition and organic growth.”

ENQUIRIES:

Guy Stainer	+44 118 929 8744
Group Investor Relations Director	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Kate Miller

Exchange Rates

The following exchange rate has been used for the acquisitions noted above:
£1 = $2.08, £1 = €1.49

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2007 was approximately £16.2 billion and trading profit was £877 million. Wolseley has around 79,000 employees operating in 28 countries namely: Austria, Barbados, Belgium, Canada, Croatia, Czech Republic, Denmark, Finland, France, Greenland, Hungary, Ireland, Italy, Luxembourg, Mexico, Norway, Panama, Poland, Puerto Rico, Romania, San Marino, Slovakia, Sweden, Switzerland, The Netherlands, Trinidad & Tobago, UK, USA. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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